UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29005

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 2/1/2022 (MM/DD/YY) AND ENDING 1/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bates Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8437 Northern Avenue
(No. and Street)

Rockford	IL	61107
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

George E. Bates	815-332-4020	gebates@batessecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bauer & Company
(Name – if individual, state last, first, and middle name)

P.O. Box 27887	Austin	TX	78755
(Address)	(City)	(State)	(Zip Code)

11/20/2014	6072
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George E. Bates, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bates Securities, Inc., as of January 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



FELICIA GULOTTA-JOHNSON
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires
March 09, 2026

NOTARY PUBLIC STATE OF ILLINOIS

Signature: George E Bates

Title: President and CCO

Felicia Gulotta-Johnson
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Bates Securities, Inc.

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Bates Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bates Securities, Inc. as of January 31, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bates Securities, Inc. as of January 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bates Securities, Inc.'s management. Our responsibility is to express an opinion on Bates Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bates Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Bates Securities, Inc.'s financial statements. The supplemental information is the responsibility of Bates Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Bates Securities, Inc.'s auditor since 2021.

Austin, Texas
May 2, 2023

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

Bates Securities, Inc.

Statement of Financial Condition

As of January 31, 2023

Assets

Cash and cash equivalents	$	27,775
Commissions receivable, net		22,592
Marketable securities, at fair value		43,746
Prepaid expenses		16,439
Total assets	$	**110,552**

Liabilities and Stockholder's Equity

Liabilities:		
Related party payable	$	3,491
Total liabilities		**3,491**
Stockholder's Equity:		
Common stock, no par value, $10 per share, 360 shares issued and outstanding		3,600
Additional paid-in capital		218,100
Retained earnings		(114,639)
Total stockholder's equity		**107,061**
Total liabilities and stockholder's equity	$	**110,552**

The accompanying notes to the financial statements are an integral part of these financial statements.

Bates Securities, Inc.

Statement of Operations

For the Year Ended January 31, 2023

Revenue:

Commissions revenue	$	369,791
Change in unrealized loss on equity investment		(5,220)
Dividend income		38
Total revenue		**364,609**

Expenses:

Commission expense	31,680
Fees and reimbursements of expenses to affiliates	227,783
Professional fees	44,899
Regulatory fees	16,310
Other expenses	12,728
Total expenses	**333,400**

Net income	$	**31,209**

Bates Securities, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended January 31, 2023

	Common Stock 360 shares		Additional Paid In Capital		Retained Earnings		Total	
Balance, January 31, 2022	$	3,600	$	218,100	$	(65,848)	$	155,852
Net income		-		-		31,209		31,209
Distributions						(80,000)		(80,000)
Balance, January 31, 2023	**$**	**3,600**	**$**	**218,100**	**$**	**(114,639)**	**$**	**107,061**

The accompanying notes to the financial statements are an integral part of these financial statements.

Bates Securities, Inc.

Statement of Cash Flows

For the Year Ended January 31, 2023

Cash Flows from Operating Activities:

Net income	$	31,209
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in unrealized gain on equity investment		5,220
Dividend income		(38)
Decrease (increase) in operating assets:		
Accounts receivable		49,446
Prepaid expenses		8,719
Increase (decrease) operating liabilities:		
Related party payable		(35,230)
Net cash provided by operating activities		59,326

Cash Flows from Financing Activities:

Distributions		(80,000)
Net Cash Used in Financing Activities	$	(80,000)

Net decrease in cash		(20,674)
Cash and cash equivalents, beginning		48,449
Cash and cash equivalents, ending	$	27,775

Supplemental disclosure of cash flow information:

Income taxes paid	$	-
Interest paid	$	-

Bates Securities, Inc.

Notes to the Financial Statements

For the Year January 31, 2023

Note 1: Organization

Nature of Operations— Bates Securities, Inc. ("the Firm") is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended. The Firm is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

On October 1, 2018, the Firm was acquired by QCR Holdings, Inc. and is a wholly owned subsidiary of the Company. Prior to this date, the Firm was owned by George E. Bates and the Carol E. Bates Charitable Remainder Unit Trust.

On August 11, 2020, QCRH sold Bates Securities, Inc. back to George E. Bates.

Note 2: Summary of Significant Accounting Policies

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

Cash and Cash Equivalents— Cash and cash equivalents include cash and investments in money market mutual funds. For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at January 31, 2023.

The Firm places its cash in accounts with two local financial institutions. At times, balances in these accounts may exceed FDIC insured limits.

Commissions Receivable— Commissions Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers all commissions receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America. Management believes an allowance is unnecessary. Commissions receivable are written-off when collection efforts have been exhausted. At January 31, 2023, commission receivable was $22,592.

Investment in Marketable Securities—The Firm has an investment in a marketable equity security that is listed and traded on a national exchange. The Firm's investment in marketable equity securities has been classified as available-for-sale and is stated at fair value. Unrealized holding gains and losses are reported in the Statement of Operations on the line titled unrealized gain on equity investment. Dividends on marketable equity securities are recognized in income when declared. Realized gains and losses, including losses from declines in the value of specific securities determined by management to be other-than-temporary, are included in income. No other-than temporary impairment was recognized in the year ended January 31, 2023.

Basis of Accounting – These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Note 2: Organization and Summary of Significant Accounting Policies (continued)

Revenue Recognition—Revenue from contracts with customers include commissions from the sale of variable annuity and mutual fund products. The recognition and measurement of revenue is based on the assessment of the individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified.

The Firm recognizes commissions revenue on variable annuities and mutual fund products once received with an estimate booked representing outstanding commissions due. Commissions are recorded on a trade-date basis.

Use of Estimates— Preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Recent Accounting Pronouncements – Accounting standards that have been issued by the Financial Accounting Standards Board are not expected to have a material impact on the Firm's financial position, results of operations or cash flows.

Note 3: Related Party Transactions

The Firm has an operating agreement with an affiliated company. The agreement provides for the affiliated company to pay the Firm's operating expenses, including occupancy, payroll and administrative expenses. These expenses totaled $227,783 for the year ended January 31, 2023 and are included in the Statement of Operations. At January 31, 2023, the Firm owed the related party $3,491.

Note 4: Exemption Under Rule 15c3-3

The Firm is exempt from the provisions of Rule 15C3-3 under the Securities Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Firm does not carry customer margin accounts and promptly transmits all customer funds and securities received in connection with its activities as a broker dealer. The Firm does not hold funds or securities for, or owe money or securities to customers.

Note 5: Net Capital Requirements

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At January 31, 2023, net capital as defined by the rules, equaled $61,770, which was $56,770 in excess of its required net capital of $5,000 and its aggregate indebtedness was $3,491. The Firm's ratio of aggregated indebtedness to net capital was 0.05 to 1.

Note 6: Reserve Requirements and Possession or Control Requirements Under Rule 15c3-3

The Firm does not hold funds or securities for or owe money or securities to customers, and therefore.is exempt from the customer reserve and possession or control requirements pursuant to paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934.

Bates Securities, Inc.
Notes to the Financial Statements
For the Year January 31, 2023

Note 7: Fair Value Measurements

Accounting Standards Codification (ASC) 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. Fair value if defined as the exchange price that would be received for an asset or paid to transfer a liability (or exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Firm. Unobservable inputs are inputs that reflect the Firm's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.
The fair value hierarchy input levels are as follows:

- Level 1 - Quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

- Level 2 - Observable inputs other than quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, or quoted market prices for identical or similar assets or liabilities in markets that are not active.

- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. At January 31, 2023, the Firm did not have any Level 2 or 3 inputs. There were also no transfers between level 2 and level 3 investments during the year ended January 31, 2023.

As of January 31, 2023, the Firm held certain financial assets that are required to be measured at fair value on a recurring basis. These marketable equity securities are valued at a Level 1 fair value of $43,746. These marketable equity securities have an original cost of $33,032, resulting in an accumulated unrealized gain of $10,714.

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, other assets, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Note 8: Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended January 31, 2023. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

___

Note 9: Income Tax Expense and Accounting for Uncertainty in Income Taxes

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Firm regularly assess uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Firm to exercise judgement regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Firm includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any. As of January 31, 2023, the Firm did not have any uncertain tax positions. The Firm is subject to federal and Illinois income tax.

Note 10: Commitments and Contingencies

Litigation
The Firm from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Firm, the ultimate disposition of which would have a material impact on the Firm's financial position, results of operations or cash flows.

Risk Management
The Firm maintains various forms of insurance that the Firm's management believes are adequate to reduce the exposure of these risks to an acceptable level.

Note 11: Subsequent Events

The Company has evaluated subsequent events through May 2, 2023, the date of the Report of independent Registered Public Accounting Firm, which was the date the financial statements was available to be issued. Based on this evaluation, there were no such matters requiring recognition or disclosure in the financial statements for the year ended January 31, 2023.

Bates Securities, Inc.

Computation of Net Capital Requirements

As of January 31, 2023

Computation of net capital:

Total ownership equity from Statement of Financial Condition	$	107,061
Non-allowable assets		
Commissions receivable		22,592
Prepaid expenses		16,439
Total nonallowable assets		39,031
Net capital before haircuts on securities positions		68,030
Less: haircuts on securities		(6,260)
Net capital	$	**61,770**
Aggregate indebtedness		
Accounts payable and accrued expenses	$	3,491
Total aggregate indebtedness	$	3,491
Minimum net capital requirement (greater of $5,000 or		
6 2/3 % of aggregate indebtedness)	$	5,000
Net Capital in excess or minimum requirement	$	**56,770**
Ratio of aggregate indebtedness to net capital		.05 to 1

Net capital reconciliation pursuant to Rule 17A-5(D)(4):

There were no material differences between the computation of net capital presented above and the computation of net capital reported in the Firm's unaudited, Amended Form X-17A-5, Part IIA filing as of January 31, 2023, which was filed on May 1, 2023.

See accompanying report of independent public accounting firm.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Bates Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report for the year ended January 31, 2023, in which (1) Bates Securities, Inc. claims an exemption from 17 C.F.R. §240.15c3-3 under Section (k)(2)(i) (the "exemption provision") and (2) Bates Securities, Inc. met the identified exemption provisions in 17 C.F.R. §240.15c3-3 under Section (k)(2)(i) for the entire period February 1, 2022 through January 31, 2023, without exception. Bates Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bates Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
May 2, 2023

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

Exemption Report
January 31, 2023

Bates Securities, Inc., ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claims an exemption from 17 C.F.R. §240.15c3-3 under Section (k)(2)(i).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(i) for the entire period February 1, 2022 through January 31, 2023, without exception.

I, George E. Bates, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

George E. Bates   5/2/23
George E. Bates, President and CCO